UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G/A
(Rule 13d-102)
Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Dada Nexus Limited
(Name of Issuer)
Ordinary Shares, par value US$0.0001 per share
(Title of Class of Securities)
23344D 108**
(CUSIP Number)
    December 31, 2023
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☑	Rule 13d-1(c)

☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
**	There is no CUSIP number assigned to Class A ordinary shares of the issuer. CUSIP number 23344D108 has been assigned to the American Depositary Shares (“ADSs”) of the issuer, which are quoted on The NASDAQ Global Select Market under the symbol “JD.” Each ADS represents two Class A ordinary shares of the issuer.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 23344D108
Schedule 13G

1.	NAME OF REPORTING PERSON Walmart Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 94,981,280
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 94,981,280
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 94,981,280(1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.3%(2)
12.	TYPE OF REPORTING PERSON (See Instructions) CO

(1)	Comprised of (i) 87,481,280 ordinary shares and (ii) 7,500,000 ordinary shares represented by 1,875,000 ADSs.
(2)	The percentage is calculated based on 1,024,936,126 ordinary shares issued and outstanding of the Issuer as of March 31, 2023 (excluding 50,577,604 ordinary shares in the form of ADSs held in treasury) as reported by the Issuer in its Annual Report on Form 20-F for the fiscal year ended December 31, 2022.

CUSIP No. 23344D108
Schedule 13G

1.	NAME OF REPORTING PERSON Global Pinnacle Corporation
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 94,981,280
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 94,981,280
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 94,981,280(1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.3%(2)
12.	TYPE OF REPORTING PERSON (See Instructions) CO

(1)	Comprised of (i) 87,481,280 ordinary shares and (ii) 7,500,000 ordinary shares represented by 1,875,000 ADSs.
(2)	The percentage is calculated based on 1,024,936,126 ordinary shares issued and outstanding of the Issuer as of March 31, 2023 (excluding 50,577,604 ordinary shares in the form of ADSs held in treasury) as reported by the Issuer in its Annual Report on Form 20-F for the fiscal year ended December 31, 2022.

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Schedule 13G
Item 1.

(a)	Name of Issuer.

Dada Nexus Limited

(b)	Address of Issuer’s Principal Executive Offices.

22/F Oriental Fisherman’s Wharf No. 1088 Yangshupu Road Yangpu District, Shanghai 200082 People’s Republic of China
Item 2.

(a)	Names of Persons Filing.

This statement on Schedule 13G is being jointly filed by: (i) Walmart Inc. (“Walmart”) and (ii) Global Pinnacle Corporation (“Global Pinnacle”, and together with Walmart, the “Reporting Persons”). Walmart wholly owns Global Pinnacle indirectly through a number of other wholly-owned subsidiaries.

(b)	Address of Principal Business Offices, or, If none, Residence.

The address of the principal business office of Walmart and Global Pinnacle is 702 S.W. Eighth Street, Bentonville, Arkansas 72716.

(c)	Citizenship.

Walmart is a corporation organized under the laws of the State of Delaware. Global Pinnacle is a corporation organized under the laws of the State of Delaware.

(d)	Title of Class of Securities.

$0.0001 per share (“Ordinary Shares”), of the issuer

(e)	CUSIP Number.

23344D108*
* There is no CUSIP number assigned to Ordinary Shares. CUSIP number 23344D108 has been assigned to the American Depositary Shares (“ADSs”) of the issuer, which are quoted on The NASDAQ Global Select Market under the symbol “DADA.” Each ADS represents four Ordinary Shares.

Item 3.	If this statement is filed pursuant to Rule 240.13d-1(b) or 240.13d-2(b) or (c), check whether person filing is a:

(a) ☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b) ☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c)
(c) ☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d) ☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e) ☐	An investment adviser in accordance with Rule 240.13d-1(b)(1)(ii)(E);
(f) ☐	An employee benefit plan or endowment fund in accordance with Rule 240.13d-1(b)(1)(ii)(F);
(g) ☐	A parent holding company or control person in accordance with Rule 240.13d-1(b)(1)(ii)(G);
(h) ☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i) ☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j) ☐	A non-US institution in accordance with § 240.13d-1(b)(1)(ii)(J);
(k) ☐	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(J).
Not applicable.

Item 4.	Ownership
The responses to questions 5 through 9 and 11 on the cover page(s) are incorporated by reference into this Item 4.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not applicable

Item 8.	Identification and Classification of Members of the Group.
Not applicable

Item 9.	Notice of Dissolution of Group.
Not applicable

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

List of Exhibits
Exhibit No.	Description
99.1	Joint Filing Agreement

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2024

WALMART INC.

By:	/s/ Gordon Y. Allison
Name: Gordon Y. Allison Title: Senior Vice President, Office of the Corporate Secretary, and Chief Counsel for Finance and Governance

GLOBAL PINNACLE CORPORATION

By:	/s/ Gordon Y. Allison
Name: Gordon Y. Allison Title: Senior Vice President